UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Icosavax, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

45114M109

(CUSIP Number)

Ryan Baker

Qiming U.S. Ventures Management, LLC

11100 NE 8th Street, Suite 200

Bellevue, WA 98004

(425) 709-0772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45114M109
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Qiming U.S. Healthcare Fund II, L.P. (“Qiming”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and together with Qiming, Qiming GP and McDade, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45114M109
1.	Names of Reporting Persons Qiming U.S. Healthcare GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45114M109
1.	Names of Reporting Persons Mark McDade
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 45114M109
1.	Names of Reporting Persons Gary Rieschel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (the “Original Schedule 13D”) is being filed on behalf of Qiming U.S. Healthcare Fund II, L.P. (“Qiming”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and together with Qiming, Qiming GP and McDade, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.0001 par value per share (“Common Stock”), of Icosavax, Inc., a Delaware corporation (the “Issuer” or “Icosavax”). This Amendment is being filed for the purpose of reporting the disposition of the securities of the Issuer by the Reporting Persons in connection with the closing of the Merger (as defined below). The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Pursuant to an Agreement and Plan of Merger, dated as of December 11, 2023 (the “Merger Agreement”), by and among the Issuer, AstraZeneca Finance and Holdings Inc. (“Parent”), a wholly owned subsidiary of AstraZeneca plc, and Parent’s wholly owned subsidiary, Isochrone Merger Sub Inc., prior to the Expiration Date (as defined in the Merger Agreement), each of the Reporting Person’s tendered all of their respective shares of Common Stock of the Issuer (the “Shares”) in the tender offer contemplated by the Merger Agreement. On February 19, 2024, these Shares were accepted in the tender offer in exchange for (i) $15.00 per Share, plus (ii) one non-tradable contingent value right (“CVR”) per Share, representing the right to receive a contingent payment of up to $5.00 in cash upon the achievement of specified milestones in accordance with the terms and subject to the conditions of a Contingent Value Rights Agreement.

Pursuant to the terms of the Merger Agreement, each option that was outstanding as of immediately prior to the Effective Time (as defined in the Merger Agreement), accelerated and became fully vested. On February 19, 2024, at the effective time of the merger (the “Merger”) contemplated by the Merger Agreement (the “Effective Time”), pursuant to the Merger Agreement, each outstanding option to purchase Shares having an exercise price less than $15.00 per Share, whether or not vested, was cancelled and converted into the right to receive from the Surviving Corporation (as defined in the Merger Agreement) the following: (1) an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares underlying such option immediately prior to the Effective Time, by (B) an amount equal to (I) $15.00, less (II) the exercise price of such option, plus (2) one CVR for each Share underlying such option. McDade held options to purchase an aggregate of 39,278 shares of common stock, each with an exercise price of less than $15.00 per Share and, upon the closing of the Merger, such options were converted into the consideration described in the foregoing sentence.

Upon the closing of the Merger, McDade ceased to serve as a director of the Issuer. Also, as a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on February 20, 2024, and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 19, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Qiming	0	0	0	0	0	0	0.0%
Qiming GP	0	0	0	0	0	0	0.0%
McDade	0	0	0	0	0	0	0.0%
Rieschel	0	0	0	0	0	0	0.0%

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 19, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024

Qiming U.S. Healthcare Fund II, L.P.

By:	Qiming U.S. Healthcare GP II, LLC
its	General Partner

By:	/s/ Mark McDade
Name:	Mark McDade
Title:	Managing Member

Qiming U.S. Healthcare GP II, LLC

By:	/s/ Mark McDade
Name:	Mark McDade
Title:	Managing Member

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).